United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

IONIS PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

462222100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462222100

1.	Names of Reporting Persons BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,994,955
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,994,955

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,994,955
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) HC,CO

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CUSIP No. 462222100

1.	Names of Reporting Persons Biotech Invest N.V.[1] I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Curacao

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,994,955
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,994,955

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,994,955
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) CO

[1]	Pursuant to an internal restructuring the shares of Ionis Pharmaceuticals, Inc., which were previously held by Biotech Target N.V., have been transferred to Biotech Invest N.V.

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Item 1

1(a)	Name of Issuer: Ionis Pharmaceuticals, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

2855 Gazelle Court, Carlsbad, California

Item 2

2(a) Name of Person Filing: BB Biotech AG (“BB Biotech”) on behalf of its wholly-owned subsidiary, Biotech Invest N.V. (“Biotech Invest”)

2(b)	Address of Principal Business Office or, if none, Residence:

BB Biotech AG: Schwertstrasse 6, CH-8200 Schaffhausen, Switzerland

Biotech Invest N.V.: Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curaçao

2(c)	Citizenship: BB Biotech AG: Switzerland

  Biotech Invest N.V.: Curacao

2(d)	Title of Class of Securities Common Stock, $0.001 Par Value

2(e)	CUSIP Number 462222100

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,994,955

(b)	Percent of class: 5.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 7,994,955

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 7,994,955

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This statement is filed jointly by BB Biotech and Biotech Invest, Biotech Invest is a wholly-owned subsidiary of BB Biotech.

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Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: February 13, 2020	By:	/s/ Martin Gubler
Signatory Authority
	Name:	Martin Gubler
	Title:	Signatory Authority

Date: February 13, 2020	By:	/s/ Ivo Betschart
Signatory Authority
	Name:	Ivo Betschart
	Title:	Signatory Authority

Biotech Invest N.V.

Date: February 13, 2020	By:	/s/ Jan Bootsma
Signatory Authority
	Name:	Jan Bootsma
	Title:	Signatory Authority

Date: February 13, 2020	By:	/s/ Hugo van Neutegem
Signatory Authority
	Name:	Hugo van Neutegem
	Title:	Signatory Authority

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Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13G (including all amendments thereto) is filed on behalf of each of the undersigned.

BB Biotech AG

Date: February 13, 2020	By:	/s/ Martin Gubler
Signatory Authority
	Name:	Martin Gubler
	Title:	Signatory Authority

Date: February 13, 2020	By:	/s/ Ivo Betschart
Signatory Authority
	Name:	Ivo Betschart
	Title:	Signatory Authority

Biotech Invest N.V.

Date: February 13, 2020	By:	/s/ Jan Bootsma
Signatory Authority
	Name:	Jan Bootsma
	Title:	Signatory Authority

Date: February 13, 2020	By:	/s/ Hugo van Neutegem
Signatory Authority
	Name:	Hugo van Neutegem
	Title:	Signatory Authority

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